Exhibit 99.2

September 6, 2022

CONFIDENTIAL

Cepton, Inc.
399 W. Trimble Road
San Jose, CA 95131
Attention: Dr. Jun Pei (Chairman of the Board & CEO)

Re:	Exclusivity Agreement

Ladies and Gentlemen:

KOITO MANUFACTURING CO., LTD. (“Koito”) and Cepton, Inc. (“Cepton”) are discussing a possible investment in Cepton by Koito as described in the Non-Binding Indication of Interest dated August 29, 2022 delivered to you by Koito (the “Potential Transaction”). To induce Koito to proceed with its consideration of the Potential Transaction, and in consideration of the substantial expenditure of time and resources to be undertaken by Koito in connection with the Potential Transaction, Cepton hereby agrees as follows:

From the date of this letter until 30 days after the date of this letter, which date may be extended by mutual agreement in writing between Koito and Cepton, Cepton agrees that it will not, directly or indirectly, solicit, participate in negotiations with or furnish any confidential information to any person other than Koito with respect to Cepton or any of its subsidiaries in connection with, or approve or enter into any agreement relating to, any alternative third-party proposal to make a material investment in, acquire a material equity interest in, or acquire a material portion of the assets of, Cepton; provided, however, that the foregoing shall not prohibit Cepton from soliciting, negotiating with, furnishing confidential information to, or approving or entering into any agreements with banks, lenders (except for strategic business partners) and other financial institutions for debt financing transactions.

Nothing in this letter shall be construed as an obligation of the parties hereto to enter into definitive documentation regarding the Potential Transaction. The parties agree that they would be irreparably injured by a breach of this letter by the other party and that the non-breaching party shall be entitled, in addition to any and all other remedies, to injunctive relief and specific performance. This letter will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Any dispute arising out of this letter shall be submitted to the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and Koito and Cepton hereby irrevocably agree to submit to the jurisdiction of such courts. This letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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Please confirm your agreement with the foregoing by signing a copy of this letter where indicated below and returning the same to the undersigned.

Sincerely yours,

KOITO MANUFACTURING CO., LTD.

By:	/s/ Michiaki Kato
Name: Michiaki Kato
Title: President and COO

Accepted and Agreed:

Cepton, Inc.

By:	/s/ Jun Pei
Name: Jun Pei
Title: CEO

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